OSISKO PRIVATE PLACEMENT & WARRANT EXERCISE WITH DALRADIAN

Provides Investment Update on Accelerator Model

(Montréal, October 10, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has entered into an agreement with Dalradian Resources Inc. (“Dalradian”) pursuant to which the Company has agreed to purchase 19,217,687 common shares of Dalradian at $1.47 per common share for a total investment of C$28.3 million (the “Private Placement”). In addition, the Company plans to exercise 6.25 million warrants at $1.04 per warrant, bringing the total investment to approximately C$34.8 million.

Sean Roosen, Chair and Chief Executive Officer of Osisko said, “We are very pleased to participate in the advancement of one of the world’s top undeveloped gold projects in a new emerging gold camp. We look forward to working with Dalradian management, Orion and Dalradian’s stakeholders to provide the necessary funding for the realization and development of the Curraghinalt Gold Project.”

Upon closing of the Private Placement and subsequent warrant exercise, Osisko will own approximately 9.1% of Dalradian’s issued and outstanding common shares.

The agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights in favour of Osisko to maintain its pro rata interest in Dalradian and rights to match other offers for project financing.

Accelerator Model Update

The Company also reports that it has divested its investment in Arizona Mining Inc. (“Arizona”) for gross proceeds of $32.5 million, generating a gain for Osisko of $22.8 million on the disposal of the investment, based on the cash cost of the shares.

Following the divestiture, Osisko holds a 1% net smelter return royalty on all sulfide ores of lead and zinc (and any copper, silver or gold recovered from the concentrate from such ores) mined from Arizona’s world-class Hermosa Project located in Santa Cruz County, Arizona, purchased for $10 million in April 2016. Osisko continues to hold 4.5 million warrants, each convertible into one common share of the Company at a price of $0.75 and expiring on October 25, 2017.

The Company maintains an investment portfolio in publicly held resource companies as part of its accelerator model. Principal holdings include:

15.7% interest in Osisko Mining Inc.;
32.8% interest in Barkerville Gold Mines Ltd.;
13.3% interest in Falco Resources Ltd.; and
12.8% interest in Osisko Metals Ltd

About Osisko Gold Royalties Ltd
Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.7% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 32.8% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements
Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments with respect to the directors and officers of Osisko and the exercise of warrants of Dalradian. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com